December 20, 2024

Richard Correia
President, Chief Financial Officer and Treasurer
MoneyLion, Inc.
249-245 West 17th Street
4th Floor
New York, New York 10011

        Re: MoneyLion, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Response dated November 26, 2024
            File No. 001-39346
Dear Richard Correia:

        We have reviewed your November 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 12, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 1

1. We note your response to prior comment 4 that you have determined to fully wind down your MoneyLion Crypto product offering provided by Zero Hash by the end of
       2024. We further note your disclosure in your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 that you expect to replace the offering with access to third-party cryptocurrency providers through your Consumer
       Marketplace. In future filings please revise to provide a materially complete description of such planned activities, or advise.
 December 20, 2024
Page 2
Our Business Model
Third-Party Providers
Zero Hash, page 11

2. We are still considering your response to prior comment 3 and may have additional comments.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Jonathan Miu